UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Broadwind Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11161T108

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891861106

1.	Names of Reporting Persons Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 19,431,022

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 19,431,022

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,431,022

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,184,163

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,184,163

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,184,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,556,666

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,556,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,556,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 891861106

1.	Names of Reporting Persons Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,556,666

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,556,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,556,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,159,665

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,159,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,159,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,159,665

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,159,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,159,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,103,141

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,103,141

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,103,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,753,141

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,753,141

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,753,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 47,003,635

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 47,003,635

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,003,635

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 5, 2007 and amended on August 29, 2007, October 26, 2007, November 13, 2007, November 30, 2007, January 25, 2008 and April 29, 2008 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Broadwind Energy, Inc. (formerly known as Tower Tech Holdings Inc.) (the “Company”).  The Company’s principal executive offices are located at 47 East Chicago Avenue, Suite 332, Naperville, IL 60540.

Item 2.	Identity and Background
(a) (b) (c) (d) (e) (f)

This statement is filed by:

(i)  Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii)  Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25;

(iii)  Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;

(v)  Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(vi)  Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(vii)  Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

(viii)  Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it; and

(ix)  Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, TMF, TP, TOF and T25.

TCP, TCM, TMF, TCO, TP, TM, TOA, T25 and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOA and T25 is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

The principal business of each of TMF, TCP, TP and T25 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  Mr. Gendell serves as the managing member of TCM, TCO, TM and TOA.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM and TOA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF and T25 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On April 22, 2008, TCP, TP, TOF, T25 and the Company entered into a Securities Purchase Agreement (the “April 2008 SPA”) which provided for purchases of an aggregate of 12,562,814 newly issued shares of Common Stock from the Company by TCP, TP, TOF and T25 at a price of $7.96 per share for a total purchase price of approximately $100,000,000.  The April 2008 SPA provided that the purchases will occur in two installments.  The closing of the first installment occurred on April 24, 2008 (the “First Closing”).  At the First Closing, (i) TP, TOF and T25 purchased an aggregate of 5,025,126 shares of Common Stock for a total purchase price of approximately $40,000,000 (the “First Closing Shares”), and (ii) TMF, TP and TOF converted three Senior Subordinated Convertible Promissory Notes (the “Notes”) into a total of 3,333,332 newly issued shares of Common Stock (the “Conversion Shares”).  The closing of the second installment was subject to the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Waiting Period”).  Early termination of the HSR Waiting Period was granted by the Federal Trade Commission on May 30, 2008, and the closing of the second installment occurred on June 5, 2008 (the “Second Closing”).  At the Second Closing, TCP purchased 7,537,688 shares of Common Stock for a total purchase price of approximately $60,000,000 (the “Second Closing Shares,” and together with the First Closing Shares, the “Shares”).

Mr. Gendell, TCO, TCM, TM and TOA do not directly own any shares of Common Stock.  All of the Shares were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers

Item 4.	Purpose of Transaction

The Company will use the proceeds from the sale of the Shares to the Reporting Persons for general working capital requirements, capital expansion projects and to finance acquisitions.  The Reporting Persons acquired the Shares and the Conversions Shares for investment purposes and in the ordinary course of business.  The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

Prior to the First Closing, TMF, TP and TOF (each, a “Holder”) held the Notes in the aggregate principal amount of approximately $25,000,000.  The Notes were purchased from the Company on October 19, 2007 pursuant to a Securities Purchase Agreement between the Company, TCP, TMF, TP, TOF and T25, dated August 22, 2007 (the “August 2007 SPA”).  Each of the Notes had a maturity date of August 22, 2010, and was to accrue interest at a rate of 9.5% per annum until July 19, 2008, and at a rate of 13.5% per annum thereafter.  Each Holder had the right to convert both (i) the outstanding principal of the Holder’s Note, and (ii) any interest thereon (which originally included both paid-in-kind interest and accrued and unpaid interest) into newly issued shares of Common Stock at a conversion rate of $7.50 per share (the “Conversion Rights”).  The Conversion Rights became effective on January 19, 2008, provided that the Conversion Rights could not have been exercised during the six-month period following the date on which the Company filed a registration statement with the Securities and Exchange Commission for the purpose of registering shares to be offered by the Company in a rights offering to its shareholders.  On April 15, 2008, each Holder entered into a First Amendment to Senior Subordinated Convertible Promissory Note with the Company, each of which nullified the ability of the Company to pay interest in kind and waived any past failure by the Company to timely pay interest under the Holder’s Note.  Under the April 2008 SPA, the Holders and the Company agreed that, at the First Closing, each Holder would convert the original principal amount of its Note into newly issued shares of Common Stock and the Company would make a cash payment to each Holder for all accrued interest then outstanding on the Note.  As is described more fully in Items 3 and 6, the Holders converted the Notes at the First Closing in accordance with the April 2008 SPA.

Under the April 2008 SPA, the parties have affirmed certain rights initially granted to the Reporting Persons under the August 2007 SPA and a Securities Purchase Agreement between the Company, TCP and TMF dated March 1, 2007 (the “March 2007 SPA”), such that so long as the Reporting Persons hold a certain percentage of Common Stock, they will have the right to appoint up to three nominees to the Company’s Board of Directors, and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.  On October 24, 2007, the Company appointed James M. Lindstrom, William M. Barrett and Charles H. Beynon, Tontine’s nominees, to its Board of Directors.

Under the terms of the April 2008 SPA, the Company has agreed that it will not revoke its approval of the acquisition of the

Shares and the Conversion Shares by the Reporting Persons and that it will use its best efforts to ensure that the acquisition of the Shares and the Conversion Shares by the Reporting Persons will not cause the Reporting Persons to be subject to certain “anti-takeover” laws and regulations of any governmental authority, including certain “anti-takeover” restrictions set forth in the Nevada Revised Statutes.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 7 to Schedule 13D, and includes the Shares and the Conversion Shares.

A. Tontine Capital Partners, L.P.

      (a)  Aggregate number of shares beneficially owned:  19,431,022.   Percentage: 20.3%.  The percentages used herein and in the rest of Item 5 are calculated based upon 95,888,454 shares of Common Stock of the Company issued and outstanding (which consists of 88,350,766 shares outstanding as of May 1, 2008, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2008, plus the 7,537,688 shares purchased by and issued to TCP at the Second Closing pursuant to the April 2008 SPA).

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  19,431,022

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  19,431,022

      (c)  On June 5, 2008, TCP purchased 7,537,688 shares of Common Stock at a price of $7.96 per share.

      (d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  23,184,163.   Percentage:  24.2%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  23,184,163

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  23,184,163

      (c)  TCM has not engaged in any transactions in Common Stock since the filing of Amendment No. 6 to this Schedule 13D on April 29, 2008.  On June 5, TCP purchased 7,537,688 shares of Common Stock from the Company at a price of $7.96 per share.

      (d)  Not applicable.

      (e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 5,556,666.  Percentage: 5.8%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  5,556,666

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  5,556,666

      (c)  TMF has not engaged in any transactions in Common Stock since the filing of Amendment No. 6 to this Schedule 13D on April 29, 2008.

      (d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

      (e)  Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 5,556,666.  Percentage: 5.8%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  5,556,666

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  5,556,666

      (c)  TCO has not engaged in any transactions in Common Stock since the filing of Amendment No. 6 to this Schedule 13D on April 29, 2008.

      (d)  Not applicable.

      (e)  Not applicable.

E. Tontine Partners, L.P.

      (a)  Aggregate number of shares beneficially owned: 13,159,665.  Percentage: 13.7%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  13,159,665

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  13,159,665

      (c)  TP has not engaged in any transactions in Common Stock since the filing of Amendment No. 6 to this Schedule 13D on April 29, 2008.

      (d)  TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

      (e)  Not applicable.

F. Tontine Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 13,159,665.  Percentage: 13.7%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  13,159,665

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  13,159,665

      (c)  TM has not engaged in any transactions in Common Stock since the filing of Amendment No. 6 to this Schedule 13D on April 29, 2008.

      (d)  Not applicable.

      (e)  Not applicable.

G. Tontine Overseas Associates, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 5,103,141.  Percentage: 5.3%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  5,103,141

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  5,103,141

      (c)  TOA has not engaged in any transactions in Common Stock since the filing of Amendment No. 6 to this Schedule 13D on April 29, 2008.

      (d)  Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

      (e)  Not applicable.

H. Tontine 25 Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 3,753,141.   Percentage: 3.9%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  3,753,141

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  3,753,141

      (c)  T25 has not engaged in any transactions in Common Stock since the filing of Amendment No. 6 to this Schedule 13D on April 29, 2008.

      (d)  TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

I.  Jeffrey L. Gendell

      (a)  Aggregate number of shares beneficially owned: 47,003,635.  Percentage: 49.0%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  47,003,635

             3. Sole power to dispose or direct the disposition:  -0-

             4. Shared power to dispose or direct the disposition:  47,003,635

      (c)  Mr. Gendell has not engaged in any transactions in Common Stock in the last sixty days.  On June 5, 2008, TCP purchased 7,537,688 shares of Common Stock from the Company at a price of $7.96 per share.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 22, 2008, TCP, TP, TOF, T25 and the Company entered into the April 2008 SPA, pursuant to which (i) TP, TOF and T25 purchased the First Closing Shares at the First Closing at a price per share of $7.96 resulting in a total cash purchase price of approximately $40,000,000, (ii) each Holder converted the original principal amount of its Note, which resulted in the receipt by the Holders of an aggregate of 3,333,332 shares of Common Stock and a total cash payment of accrued interest in the amount of $1,223,288, and (iii) TCP purchased the Second Closing Shares at the Second Closing at a price per share of $7.96 resulting in a total purchase price of approximately $60,000,000.  In addition to customary closing conditions, TCP’s obligation to purchase the Second Closing Shares was subject to the expiration or early termination of the HSR Waiting Period.  Under the April 2008 SPA, the parties have affirmed certain rights initially granted to the Reporting Persons under the August 2007 SPA and the March 2007 SPA, such that so long as the Reporting Persons hold a certain percentage of Common Stock, they will have the right to appoint up to three nominees to the Company’s Board of Directors, and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.  The April 2008 SPA also contains standard representations and warranties, as well as other customary terms and conditions.

The foregoing summary of the April 2008 SPA does not purport to be complete and is qualified in its entirety by reference to Exhibit 1 to Amendment No. 6 to this Schedule 13D, filed by the Reporting Persons on April 29, 2008.

Pursuant to a Registration Rights Agreement dated March 1, 2007 by and among the Company, TCP and TMF, and amended by an Amendment to Registration Rights Agreement dated October 19, 2007 by and among the Company, TCP, TMF, TP, TOF and T25, the Company (i) is required to file a shelf registration statement by July 19, 2008 covering all the shares of Common Stock held by the Reporting Persons, and (ii) grants to the Reporting Persons (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their shares of Common Stock.

TCP and TMF have entered into an agreement with J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (collectively, the “Former BF Shareholders”), the former shareholders of Brad Foote Gear Works, Inc., a corporation that was acquired by the Company on October 19, 2007, whereby (i) TCP and TMF agreed that, so long as the Former BF Shareholders collectively own at least 15% of the Common Stock of the Company, TCP and TMF and their affiliates would vote their shares of the Common Stock of the Company in favor of the election of J. Cameron Drecoll as a director of the Company, and (ii) the Former BF Shareholders agreed that, so long as the Reporting Persons have the right to appoint at least one director to the Board of Directors of the Company (in connection with their rights under the August 2007 SPA or the March 2007 SPA), the Former BF Shareholders would vote their shares of Common Stock of the Company in favor of the election of those individuals appointed by the Reporting Persons.

At the time the parties entered into the March 2007 SPA, TCP, TMF and each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin (each a “Seller” and collectively, the “Sellers”) entered into a separate Securities Purchase Agreement dated March 1, 2007 (the “Founders SPA”).  Pursuant to the terms of the March 2007 SPA and the Founders SPA, TCP, TMF and the Sellers entered into an Irrevocable Proxy (the “Irrevocable Proxies”) granting TCP and TMF a right to vote each of their shares of Common Stock (i) to ensure that any future acquisitions by the Reporting Persons of up to 35% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Reporting Persons to appoint its designees to

the Company’s Board of Directors.   Pursuant to the Irrevocable Proxies, each Seller also agreed in his capacity as a director of the Company to vote for the Board designees of the Reporting Persons and to enforce the rights of the TMF and TCP in connection with any future acquisitions by them of Common Stock.

On March 1, 2007, TCP, Integritas, Inc., the Sellers, Samuel W. Fairchild and certain trusts affiliated with the Sellers (the “Stockholders”), entered into a letter agreement (the “Right of First Offer/Refusal”), whereby the Stockholders granted TCP and its affiliates a right of first offer and a right of first refusal for the shares of Common Stock owned or acquired by the Stockholders or certain of their affiliates following the consummation of the transactions contemplated by the March 2007 SPA and the Founders SPA.  Under the Right of First Offer/Refusal, any Stockholder who desires to transfer Common Stock to an unaffiliated third party must provide TCP a right of first offer.  If TCP makes an offer, the Stockholder may either accept TCP’s offer, attempt to sell the Common Stock to another party (at no less than 105% of TCP’s offer price within 30 days of TCP’s offer), or determine not to transfer the Common Stock.  If TCP does not make an offer, such stockholder may solicit offers to sell all or a portion of its offered shares to any party for a two month period.  In addition, and subject to certain conditions, if a Stockholder who desires to transfer Common Stock receives an unsolicited offer from a third party who is not an affiliate of such Stockholder, TCP shall have a right of first refusal to purchase such Common Stock upon the same terms presented by the third party.  Under the Right of First Offer/Refusal, the Company agreed to instruct its transfer agent to impose restrictions on the shares subject to the Right of First Offer/Refusal

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2008
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd.

Name/Title